LELANTOS HOLDINGS

September 10, 2024

Securities and Exchange Commission
Division of Corporate Finance
Office of Energy and Transportation
Washington, D.C.

Re: Lelantos Holdings, Inc.
Amendment No. 6 to Offering Statement on Form 1-A
Filed August 26, 2024
File No. 024-12414

Dear, Anuja Majmudar:

Pursuant to the commentary letter provided on September 6, 2024, I have outlined responses to each of the items listed in the commentary letter. Corresponding amendments have been made to the body of the Offering Statement as well.

Offering Circular Summary - Business Overview, page 7

1. We note your disclosure stating that you have a "vision of being at the forefront of innovation in a dynamic industry as well as providing solutions that overcome the traditional obstacles within the sector." Please enhance your disclosure to clarify what you mean by each of the identified obstacles which include finance barriers, bifurcated providers, complete logistics issues, and incomplete solutions under one house. Also, disclose how you plan to provide solutions to each of these obstacles.

Response

The disclosure has been enhanced to further expound upon the obstacles noted and the potential solutions that we can provide. The excerpt is listed below as well.

Vision

With a focus on sustainable energy, Lelantos Holdings has the vision of being at the forefront of innovation in a dynamic industry as well as providing solutions that overcome the traditional obstacles within the sector, including:

1. Finance Barriers: *financing for renewable energy projects are controlled by institutional lenders who have high bank fees and unflexible terms or private equity firms with hyper-specific project stipulations. These solutions are not adaptable to the future of renewable energy or the "New Green Economy."*
2. Bifurcated Providers: *Providers in the renewable energy sector often do not work together making it difficult to procure consistent supply lines and pricing.*
3. Complete Logistics Issues: *In addition to issues procuring complete and consistent supply lines and pricing, there are currently several issues with lining up logistics to ensure*

proper delivery to job sites, especially when coordinating multiple job sites at the same time.

4. Incomplete Solutions Under One House: *There is no existing vertically integrated company that can provide finance solutions, equipment procurement, and logistics under on roof. This causes friction and inefficiencies, especially at scale.*

Lelantos Holdings, Inc. is currently working with several notable partners in the industry to tackle the obstacles mentioned above and provide innovative and future proof solutions. Specifically:

- Uniting several lending options under one roof with a unified portal that will provide multiple financial products for individual projects with a 48-hour turn-around time.
- Connecting finance providers, vendors, and distributors to ensure that all Lelantos' preferred equipment providers on are approved by the financiers and distributors we use. This will ensure more consistent pricing and availability and dramatically enhance operational efficiency.
- Creating relationships with new logistics partners and warehousing to develop strategically located "equipment" hubs for project deployment.
- The ultimate goal is to assimilate the solutions listed above into a single platform that streamlines the entire renewable energy project process – from customer intake all the way through project development and construction.

2. You state here that your vision has been developed by "a seasoned management team over the past decade to culminate its current operations." Please clarify here that you are an early development stage company. In this regard, you indicate on the cover page and on page 24 that you identify as an "early-stage company."

Response

A clarification has been provided in the section noted above to indicate that we identify as an "early-stage company." The excerpt is listed below as well.

The Company's overall vision has been collectively developed by a seasoned management team over the past decade to culminate its current operations; however, the Company is still an "early-stage company and there are inherent risks (detailed in subsequent sections) with investing into the Company.

Item 15. Unaudited Financial Statements (Consolidated), page 45

3. It appears that part of the disclosure required by Part F/S(b) of Form 1-A has been deleted. Please reinstate the full disclosure required by this rule including the financial statements as of the two most recently completed fiscal year ends in addition to the financial information as of a date no earlier than six months after the most recently completed fiscal year end.

Response

It is not clear what disclosure you are referencing. There has never been a disclosure that preceded the financial statements, nor is there guidance in the following document: https://www.sec.gov/files/form1-a.pdf. In leue of proper guidance, we have included the disclosure that accompanies our OTC Disclosures. The excerpt is listed below.

Item 15. Unaudited Financial Statements (Consolidated)
The appropriate financial statements set forth below of the issuer, or the issuer and its predecessors or any businesses to which the issuer is a successor must be filed as part of the offering statement and included in the offering circular that is distributed to investors.

Basis of presentation
The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"), and pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC"). These financial statements and the notes attached hereto should be read in conjunction with the financial statements for the year ended December 31, 2022 as well as the financial statements for the year ended December 31, 2022 which have been included in the chart as a comparison.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires the Company to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. These estimates and judgments are based on historical information, information that is currently available to the Company and on various other assumptions that the Company believes to be reasonable under the circumstances. Actual results could differ from those estimates.

Principles of Consolidation
The accompanying unaudited consolidated financial statements include the accounts of the Company, its wholly-owned subsidiary, Lelantos Energy, LLC., and it's partially owned subsidiary, Eco Managment Sytems. All intercompany balances and transactions have been eliminated on consolidation.

Item 16. Index to Exhibits, page 60

4. Please revise to include the Item 16 of Form 1-A information. Each exhibit must be listed in the exhibit index according to the number assigned to it under Item 17 of Form 1-A. In addition, the number assigned to an exhibit in the exhibit index should correspond to the number assigned to the exhibit filed on the EDGAR system and the title assigned to an exhibit in the exhibit index should correspond to the title assigned to the exhibit filed on the EDGAR system.

Response
Item 16, the Exhibit Index, has been included in the EDGAR submission and formatted correctly per the notes above.

5. We note that on August 2, 2021, Lelantos Holdings CEO, Nathan Puente, purchased 9,900,000 Series A Preferred Shares of ProConcept Marketing Group, Inc. Please file the share purchase agreement entered into with ProConcept Marketing Group, Inc. as an exhibit to your Offering Statement on Form 1-A.

Response
The combined share agreement and board resolution, signed by a notary, has been included in the exhibits as well as attached to this letter of response.

Truly Yours
Nathan Puente



CEO
Lelantos Holdings
Nathan@Lelantos.Group
520-256-2248

ProConcept Marketing Group, Inc.
30 N. Gould Street Suite B Sheridan WY 82801

Board of Directors' Meeting
Corporate Resolution

Betty Sytner, the Sole Director of ProConcept Marketing Group, Inc. ("PRMK") has hereby declared that the following resolutions were duly adopted at a duly called meeting of the PRMK's Board of Directors today, Monday, August 2, 2021 at 11:30 a.m. PST. The Sole Director approved the following resolutions.

BE IT RESOLVED: that the Sole Director hereby effectuates the transfer of 9,900,000 Series A Preferred Shares on the books and records of PRMK currently owned by Infinity Group Holdings LLC, an entity controlled by Betty Sytner, the Sole Officer and Director of PRMK. Upon execution and notarization of the same, this resolution shall serve as the receipt of this transaction and the 9,900,000 Series A Preferred Shares will be transferred and owned by Nathan Puentes and recorded as such on the books of PRMK. The Preferred Series A stock transfer represents a change of control for PRMK.

BE IT RESOLVED: that Betty Sytner, as the Sole Officer and Director of PRMK, upon receipt of the executed stock purchase agreement dated August 2, 2021 and receipt of the agreed upon funds will transfer power and the 9,900,000 Series A Preferred Shares of PRMK held by Infinity Group Holdings LLC to Nathan Puentes. Nathan Puentes' Series A Preferred Shares will be held in book entry and will possess a control restriction.

Shareholder Name	**Number of Shares to Be Transferred**
Infinity Group Holdings LLC (current) 30 N. Gould Street, Suite B Sheridan WY 82801 310-266-3738 sytner@aol.com EIN#	1 x 9,900,000 Series A Preferred Shares Restricted Control Position Book Entry Only
IS HEREBY TRANSFERRED TO:	
Nathan Puentes (new control shareholder) 610 S. Park Avenue Tucson AZ 85719 Phone: Email: SS#	
TOTAL SHARES TO BE TRANSFERRED:	9,900,000

BE IT RESOLVED: that upon receipt of the executed SPA and receipt of the funds the processing of the transfer will be delivered to Nathan Puentes via email at the Closing.

BE IT FURTHER RESOLVED: that Betty Sytner appoints Nathan Puentes as Sole Officer and Director and hereby resigns all positions with PRMK once all terms of the Closing are completed.

BE IT FURTHER RESOLED: that the Sole Officer is hereby authorized and directed to take all necessary and appropriate actions to carry out the purposes of the foregoing resolutions.

Signed this 2 day of August 2021 by:

Betty Sytner

Betty Sytner
Sole Director

Notary

STATE OF ~~FLORIDA~~ California)
)
COUNTY OF Los Angeles)

Sworn to and subscribed to me this 2 day of August 2021,

by Betty Sytner.

My commission expires: March 22, 2025 (Seal)

Parker Alchanati

PARKER ALCHANATI
COMM # 2352652
Los Angeles County
California Notary Public
Comm Exp Mar. 22, 2025